April 12, 2019

VIA EDGAR

Mr. Hugh West Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Comment Letter Dated April 3, 2019 Affiliated Managers Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 22, 2019 File No. 001-13459
Dear Mr. West:

Affiliated Managers Group, Inc. (the "Company") respectfully submits this letter in response to the comment from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter dated April 3, 2019, relating to the Company's Annual Report on Form 10-K filed on February 22, 2019 with the Commission. We have, for convenience, reproduced the comment, followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 4 - Investments in Affiliates and Affiliate Sponsored Investment Products, page 55

1. Comment: We note that substantially all of your consolidated affiliates are considered variable interest entities; however, we do not see where you have provided the disclosures required by ASC 810-10-45-25 and ASC 810-10-50-3. Please advise, or tell us why this information is not required.

Response:

Substantially all the Company's consolidated Affiliates that are considered variable interest entities ("VIEs") meet all of the criteria described in the last paragraph of ASC 810-10-50-3. Therefore, the Company determined that it is not required to make the disclosures in ASC 810-10-50-3 (bb) through (d). The last paragraph of ASC 810-10-50-3 states that “a VIE may issue voting equity interests, and the entity that holds a majority voting interest also may be the primary beneficiary of the VIE. If so, and if the VIE meets the definition of a business and the VIE's assets can be used for purposes other than the settlement of the VIE's obligations, the disclosures in paragraph 810-10-50-3(bb) through (d) are not required.”

Mr. Hugh West
April 12, 2019

All of the Company’s consolidated Affiliates meet the definition of a business as defined in ASC 805-10-55-3A, the Company controls each of its consolidated Affiliates either because it holds a majority of the voting interests or is the manager member or general partner of the Affiliate and, because the Company controls each of its consolidated Affiliates, its Affiliates’ assets can be used for purposes other than the settlement of an Affiliate’s obligations.

For the same reasons, the Company has determined that the disclosures required by ASC 810-10-45-25 are not applicable.

In future filings, the Company will update its description of consolidated Affiliates that are considered VIEs to make it clear that it controls these Affiliates either because it holds a majority of the voting interest or it is the manager member or general partner of the Affiliate.

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If you should have any questions about this letter or require any further information, please call me at (617) 747-3303.

Sincerely,

/s/ Jay C. Horgen

Jay C. Horgen
President, Chief Financial Officer and Treasurer

cc:       Michael R. Littenberg, Esq., Ropes & Gray LLP